UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Huron Consulting Group Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
447462102 (CUSIP Number)
Gary E. Holdren Huron Consulting Group Inc. 550 West Van Buren Street Chicago, IL 60607 312-583-8710 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 17, 2006 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 447462102

1.	Names of Reporting Persons. Gary E. Holdren I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 896,913

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 896,913

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 896,913 (see note below)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( X )

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person IN

Note: As of 1/17/06, the Holdren Family Trust beneficially owned 671,087 shares of Common Stock, representing approximately 3.9% of the outstanding shares of Common Stock. Mr. Holdren's spouse is the sole trustee of the Holdren Family Trust and has sole voting and dispositive power with regard to the shares of Common Stock held in the Holdren Family Trust. Mr. Holdren disclaims beneficial ownership of all shares held by the Huron Family Trust.
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Item 1. Security and Issuer

         This Statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.01 par value (the "Common Stock"), of Huron Consulting Group Inc., a Delaware corporation ("Huron" or the "Issuer"). The address of Huron's principal executive offices is:

         Huron Consulting Group Inc.
         550 West Van Buren Street
         Chicago, Illinois 60607

Item 2. Identity and Background.

(a)	Name: Gary E. Holdren

(b)	Residence or business address: c/o Huron Consulting Group Inc., 550 West Van Buren Street, Chicago, Illinois 60607

(c)	Present Principal Occupation or Employment: Mr. Holdren is the Chairman, Chief Executive Officer and President of Huron Consulting Group Inc.

(d)	Criminal Conviction: During the last five years, Mr. Holdren has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  During the last five years, Mr. Holden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration:

         No funds were used to acquire the shares of Common Stock that caused the filing of this schedule. On January 17, 2006, HCG Holdings LLC ("HCG") redeemed the 1.7% common membership interest formerly held by the Holdren Family Trust in exchange for 149,347 shares of Common Stock held by HCG and cash consideration of approximately $2.200.

Item 4. Purpose of Transaction

         Mr. Holdren has acquired the shares of Common Stock he owns in connection with founding the Issuer or primarily for investment. The shares of Common Stock owned by the Holdren Family Trust were acquired by gift and are held primarily for investment, but such purposes may change at any time.

         Mr. Holdren intends to review from time to time his investment in the issuer. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, Mr. Holdren may consider from time to time alternative courses of action. Such actions may include the acquisition or sales of shares of Common Stock or other securities of the Issuer directly from the issuer, through open market transactions, in privately negotiated transactions, or otherwise.

         Other than as described in this Statement, Mr. Holdren does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

The following information sets forth the aggregate number and percentage of shares of Common Stock beneficially owned (identifying those shares which there is a right to acquire) by Mr. Holdren. Based on information provided to Mr. Holdren by the Issuer, there were 17,248,379 shares of Common Stock outstanding as of the close of business on January 18, 2006:

         Number of shares: 896,913
         Percent: 5.2%

         Shares of Common Stock beneficially owned by Mr. Holdren consist of 671,087 shares held by the Holdren Family Trust and 21,739 shares issuable upon the exercise of options exercisable within 60 days. Mr. Holdren's spouse is the sole trustee of the Holdren Family Trust and has sole voting and dispositive power with regard to the shares of Common Stock held in the Holdren Family Trust. Mr. Holdren disclaims beneficial ownership of all shares held by the Huron Family Trust.

(b)	Sole Power to Vote or Dispose: 896,913 Shared Power to Vote or Dispose: 896,913

(c)	Except as described above, Mr. Holdren has not engaged in any transaction during the past 60 days in any shares of Common Stock.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Holdren and any other person with respect to the securities of the issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, other than with respect to options he has been awarded as compensation by the issuer, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7. Material to be Filed as Exhibits. Not applicable.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 07, 2006
By:	/s/ Gary E. Holdren Gary E. Holdren
Title:	Chairman, Chief Executive Officer and President

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